UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 14 March, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 14 March, 2017

ING announces changes to Executive Board, Management Board Banking, and senior management

ING will propose to the 2017 Annual General Meeting (AGM) on 8 May 2017 to appoint Koos Timmermans and Steven van Rijswijk as members of the Executive Board. Upon appointment they will also become members of the Management Board Banking of ING. Koos Timmermans will become chief financial officer as of the date of the AGM, succeeding Patrick Flynn who has decided to pursue his career outside of ING. Steven van Rijswijk will become chief risk officer as of 1 August 2017, succeeding Wilfred Nagel, who will retire as of that date.

ING also proposes to the AGM to re-appoint Ralph Hamers, currently CEO of ING, to the Executive Board for a next period of four years. Ralph Hamers was appointed to the Executive Board at the AGM in 2013 and became its chairman and CEO on 1 October 2013.

Koos Timmermans (Dutch, 1960) is currently vice-chairman of ING's Management Board Banking and is responsible for ING Bank's operations in the Benelux as well as for aligning ING Bank's activities and balance sheet with new and upcoming regulation. Koos Timmermans started his career with ING in 1996. He was a member of the Executive Board of ING Group and chief risk officer from 2007 until 2011, when he was appointed to his current role. In 2014 he assumed responsibility for the bank's operations in the Benelux. Next to his new role as chief financial officer, he will remain vice-chairman of the Management Board Banking.

Steven van Rijswijk (Dutch, 1970) currently is global head of Client Coverage within ING Wholesale Banking. Steven joined ING in 1995 in the Corporate Finance team, holding various positions in the Mergers & Acquisitions and Equity Capital Markets space. In 2010 Steven became head of the Capital Structuring and Advisory team and in 2012 became global head of Corporate Clients. In 2014 he assumed his current role, becoming responsible for relationship management, transaction services and corporate finance for corporate clients and financial institutions in over 40 countries, while being a member of the Global Credit Committee and the Wholesale Banking Executive Team. Steven holds a master's degree in business economics from Erasmus University Rotterdam.

Patrick Flynn became a member of the Executive Board and its chief financial officer in 2009 following a career at KPMG and HSBC. Wilfred Nagel joined ING in 1991 and held several international roles across the bank. In 2011 he became its chief risk officer and in 2012 was appointed to the Executive Board.

Jeroen van der Veer, Chairman of the Supervisory Board of ING Group commented: "I want to thank both Patrick and Wilfred for their valuable contributions over the past years, transforming ING into a leading pan-European bank with the robust financial foundation it has today. Patrick played a fundamental role in our restructuring and divestment programmes while Wilfred was pivotal in diversifying ING's balance sheet, reducing the volatility of ING's capital and results. I am confident that Koos Timmermans and Steven van Rijswijk will successfully continue the acceleration of our Think Forward strategy, enhancing the customer experience and driving change. As part of a strong and dedicated team I am sure they will build on the success of ING as one of the digital leaders in the financial industry."

Roland Boekhout (Dutch, 1963), currently CEO of ING in Germany, will become a member of the Management Board Banking, taking up the responsibility for ING Bank's operations in the Benelux, executing the intended integration of ING's banking platform in the Netherlands and Belgium as announced on 3 October 2016. Roland joined ING in 1991 as a credit analyst. After that he held various international management roles across ING. In 2008 he became CEO of ING's wholesale banking operations in Central and Eastern Europe. In 2010 he was appointed as CEO of ING in Germany. Roland holds a master's degree in Business Administration from Erasmus University Rotterdam.

Nick Jue (Dutch, 1965), currently CEO of ING in the Netherlands, will be appointed CEO of ING in Germany. Nick will continue to build on ING's success in Germany offering retail products and services through our digital platform to over 8 million clients and expanding the wholesale bank, offering products to local and international corporate clients and financial institutions. Nick joined ING as head of marketing for the savings department of Postbank in 1993. After that he held various international management roles across ING. In 2007 he assumed responsibility for ING's Dutch retail banking operations. Nick holds master's degrees in Management Sciences from Erasmus University Rotterdam and Marketing from Tilburg University. Announcements on Nick's succession will be made in due course.

The proposed appointments to the Executive Board and Management Board Banking are intended to come into effect as of the 2017 AGM on 8 May 2017 and have been approved by the European Central Bank. Nick Jue's appointment is subject to regulatory approval. Full details of the proposed (re-)appointments to the Executive Board will be included in the proxy materials for ING's 2017 AGM on 8 May 2017, which will be published on 23 March 2017.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, which is evidenced by the number one position among 395 banks ranked by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals. Insofar as they could have an impact in Belgium, all projects described are proposed intentions of the bank. No formal decisions will be taken until the information and consultation phases with the Work Council have been properly finalised.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.  Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 14 March, 2017